UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number: 001-34153

GLOBAL SHIP LEASE, INC.
(Translation of registrant's name into English)

c/o Portland House,
Stag Place,
London SW1E 5RS,
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐
No ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐
No ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit 1 is a copy of the notice, proxy statement, and proxy card of Global Ship Lease, Inc. (the “Company”) for the Company's 2019 Annual Meeting of Shareholders, which is scheduled to be held on August 8, 2019 at 3:00 p.m. local time.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.
(registrant)

Dated: July 2, 2019	By: /s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer

Exhibit 1

July 2, 2019

TO THE SHAREHOLDERS OF GLOBAL SHIP LEASE, INC.
Enclosed is a notice of the 2019 Annual Meeting of Shareholders (the “Meeting”) of Global Ship Lease, Inc. (the “Company”), which will be held at the Company’s administrative office at Portland House, Stag Place, London SW1E 5RS on August 8, 2019 at 3:00 p.m. local time, and related materials.
At the Meeting, shareholders of the Company will consider and vote upon the following proposals:
1.	To elect two Term II Directors to serve until the 2022 Annual Meeting of Shareholders (“Proposal One”);
2.	To ratify the appointment of PricewaterhouseCoopers S.A., as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019 (“Proposal Two”); and
3.	To transact such other business as may properly come before the meeting or any adjournment thereof.
Adoption of Proposal One and Proposal Two requires the affirmative vote of a majority of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present. To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least a majority of the shares issued and outstanding and entitled to vote at the Meeting. If less than a quorum is present, a majority of those shares present either in person or by proxy will have the power to adjourn the meeting until a quorum is present.
You are cordially invited to attend the Meeting in person.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.
Very truly yours, Ian Webber Chief Executive Officer

GLOBAL SHIP LEASE, INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 8, 2019
NOTICE IS HEREBY given that the Annual Meeting of Shareholders ( the “Meeting”) of Global Ship Lease, Inc.  (the “Company”) will be held at Portland House, Stag Place, London SW1E 5RS on August 8, 2019 at 3:00 p.m. local time, for the following purposes, of which items one and two are more completely set forth in the accompanying Proxy Statement:
1.	To elect two Term II Directors to serve until the 2022 Annual Meeting of Shareholders (“Proposal One”);
2.	To ratify the appointment of PricewaterhouseCoopers S.A., as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019 (“Proposal Two”); and
3.	To transact such other business as may properly come before the meeting or any adjournment thereof.
The board of directors has fixed the close of business on June 21, 2019 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.
To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least a majority of the shares issued and outstanding and entitled to vote at the Meeting.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.
If you attend the  Meeting in person, you will be asked to present photo identification, such as a driver’s license. If you hold your shares through an account with a brokerage firm, bank or other nominee, you will also be asked to present appropriate proof of ownership to be admitted to the meeting. A recent brokerage statement or a letter from your bank or broker are examples of proof of ownership.
If you attend the  Meeting and do not hold your shares through an account with a brokerage firm, bank or other nominee, you may revoke your proxy and vote in person.  If you hold your shares through an account with a brokerage firm, bank or other nominee, please follow the instructions you receive from them to vote your shares and revoke your vote, if necessary. If you want to vote your shares held in street name in person at the meeting, you must bring with you a written proxy in your name from the broker, bank or other nominee that holds your shares.

BY ORDER OF THE BOARD OF DIRECTORS Maria Danezi Secretary
July 2, 2019

_________________
PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 8, 2019
_________________

INFORMATION CONCERNING SOLICITATION AND VOTING
GENERAL
The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Global Ship Lease, Inc., a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of Shareholders to be held on August 8, 2019 at Portland House, Stag Place, London SW1E 5RS at 3:00 p.m. local time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about July 2, 2019.
VOTING RIGHTS AND OUTSTANDING SHARES
On June 21, 2019 (the “Record Date”), the Company had outstanding 9,942,950 Class A common shares, par value $0.01 per share, and 250,000 Series C Perpetual Preferred Shares, par value $0.01 per share. Each shareholder of record at the close of business on the Record Date is entitled to one vote for each common share then held and 38.75 votes for each Series C Perpetual Preferred Share then held. To constitute a quorum, there must be present either in person or by proxy, shareholders representing at least a majority of the shares issued and outstanding and entitled to vote at the Meeting.
The shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.
The Class A common shares are listed on the New York Stock Exchange (the “NYSE”) under the symbol “GSL”.
REVOCABILITY OF PROXIES
A shareholder of record giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.  If you hold shares in street name, through a brokerage firm, bank or other nominee, please contact the brokerage firm, bank or other nominee to revoke your proxy.

SOLICITATION
The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail or personal contact.
EFFECT OF ABSTENTIONS
An “abstention” occurs when a shareholder sends in a proxy with explicit instructions to decline to vote of a particular matter.  Abstentions are counted as present for the purposes of determining a quorum.  Abstentions and broker non-votes will have the effect of voting AGAINST the relevant proposal.

Important Notice Regarding the Availability of Proxy Materials
for the Shareholder Meeting to Be Held on August 8, 2019
The Notice of Annual Meeting of Shareholders and Proxy Statement are available free of charge at www.globalshiplease.com or at www.edocumentview.com/GSL

PROPOSAL ONE

ELECTION OF DIRECTORS
The Company has six directors on its Board, which is divided into three classes, as follows:
Name	Current Position
Philippe Lemonnier	Term I Director
Henry Mannix III	Term I Director
Alain Pitner	Term I Director
Michael Chalkias	Term II Director
George Giouroukos	Term II Director
Michael S. Gross	Term III Director
Menno van Lacum	Term III Director
Alain Wils	Term III Director
As provided in the Company’s Amended and Restated Articles of Incorporation and Amended and Restated Bylaws, after the initial term, each director is elected to serve for a three-year term and until such director’s successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office. The term of our two Term II directors expires at the Meeting.  Accordingly, the Board has nominated Michael Chalkias and George Giouroukos, each a Term II director, for re-election as Term II directors whose term would expire at the Company’s 2022 Annual Meeting.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominees. It is expected that each such nominee will be able to serve, but, if before the election such nominee becomes unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current Board may recommend.
Nominees for Election to the Company’s Board of Directors
Information concerning the nominee for directors of the Company is set forth below:
Name	Age	Current Position
Michael Chalkias	49	Term II Director
George Giouroukos	54	Term II Director
Certain biographical information about Messrs. Chalkias and Giouroukos is set forth below.

George Giouroukos: Mr. Giouroukos has been the Company’s Executive Chairman since November 2018 when the strategic combination with Poseidon Containers was completed.  He has been involved in Shipping since 1993, when he joined a major Greek shipowning company and worked in various departments. He founded Technomar, an internationally recognized ship management company, in 1994, where he has served as Managing Director. With over 25 years of experience in the sector, he has negotiated and executed over 200 secondhand and newbuilding vessel transactions, creating partnerships with a number of major shipping banks resulting in co-investment of approximately $230 million in workout transactions. He has also partnered with Private Equity firms to jointly invest in container and dry bulk vessels. Mr. Giouroukos serves as the Chairman of the Hellenic Advisory Committee of International classification society, RINA and holds a Bachelor in Mechanical Engineering from University College London and a Master in Engineering from Brunel University.
Michael Chalkias:  Mr Chalkias has been a director since November 2018 when the strategic combination with Poseidon Containers was completed.  He is the Co-founder of Prime Marine, a leading international product tanker and gas carrier company, where he serves as Co-Chief Executive Officer. Since March 2018, Mr Chalkias has also served as non-executive, non-independent director of First Ship Lease Trust (“FSL Trust”), a Singapore-based business trust listed on the Mainboard of the Singapore Exchange Securities Trading Limited. FSL Trust currently owns a diversified portfolio of 18 vessels. Mr Chalkias has more than 25 years of experience in the shipping industry, during which he has accumulated broad experience in all aspects of the business and established strong relationships in the industry. Prior to co-founding Prime Marine’s predecessor in 1999, he was employed by Tufton Oceanic Limited, a specialized shipping finance and investment firm in London, where he was involved with debt and equity instruments as well as structured financing. Over the course of his career, Mr. Chalkias has invested in many vessels, primarily product tankers and gas carriers.
Messrs. Chalkias and Giouroukos are “independent directors,” as such term is defined in Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the NYSE rules.

Required Vote.  Adoption of Proposal One requires the affirmative vote of a majority of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.

PROPOSAL TWO
RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board is submitting for ratification at the Meeting the selection of PricewaterhouseCoopers S.A as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019.
PricewaterhouseCoopers S.A has advised the Company that it does not have any direct or indirect financial interest in the Company, nor has it had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company’s independent registered public accounting firm.
The Audit Committee of the Board has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee has pre-approved services, subject to a detailed pre-approval policy and procedure established by them and also subject to a limit for all non-audit fees of $100,000 per year.
Required Vote. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting.  Abstentions will have no effect on the outcome of Proposal Two. There are no broker non-votes for auditor ratification because brokers have discretion to vote on the ratification of the selection of the Company’s independent registered public accounting firm.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS S.A. AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2019.

WHERE YOU CAN FIND MORE INFORMATION
The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files annual reports and other information with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s SEC filings are available to the public from commercial document retrieval services and at the World Wide Web site maintained by the SEC at http://www.sec.gov. You may also read and copy any reports or other information we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Furthermore, you may inspect those reports and other information concerning the Company at the NYSE offices, 20 Broad Street, New York, New York 10005.
The Company’s web site is located at http://www.globalshiplease.com. The Company’s Annual Reports on Form 20-F, Reports on Form 6-K and other filings with the SEC are available, free of charge, through its web site, as soon as reasonably practicable after those reports or filings are electronically filed with or furnished to the SEC. Information on the Company’s web site is not incorporated by reference in this Proxy Statement and does not constitute a part of this Proxy Statement.

OTHER MATTERS
No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

BY ORDER OF THE BOARD OF DIRECTORS Maria Danezi Secretary

July 2, 2019

GLOBAL SHIP LEASE

VOTE

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas.

Annual Meeting Proxy Card

▼ **IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

A Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposal 2.

1. Election of Directors:
   01 - Michael Chalkias - Term II Director
   02 - George Giouroukos - Term II Director

☐ **Mark here to vote FOR all nominees**

☐ **Mark here to WITHHOLD vote from all nominees**

☐ **For All EXCEPT** - To withhold authority to vote for any nominee(s), write the name(s) of such nominee(s) below.

____

THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED "FOR" THE ELECTION OF DIRECTORS AND "FOR" ITEM 2.

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

1 U P X 4 2 3 7 7 1

0333WA

Important notice regarding the Internet availability of proxy materials for the Annual Meeting of Shareholders.
The Proxy Statement is available at: **http://www.edocumentview.com/GSL**

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — GLOBAL SHIP LEASE, INC.

Annual Meeting of Shareholders — August 8, 2019

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS OF THE COMPANY

The undersigned hereby appoints Ian Webber and Anastasios Psaropoulos, and each of them, with power to act without the other and with power of substitution, as proxies and attorneys-in-fact and hereby authorizes them to represent and vote, as provided on the other side, all the shares of Global Ship Lease, Inc. Common Stock which the undersigned is entitled to vote, and, in their discretion, to vote upon such other business as may properly come before the Annual Meeting of Shareholders of the Company to be held on August 8, 2019 or at any adjournment or postponement thereof, with all powers which the undersigned would possess if present at the Meeting.

(Continued and to be marked, dated and signed, on the other side)